As filed with the Securities and Exchange Commission on October 12, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Issuer Tender Offer Statement Under Section 13(e)(1)
of the Securities Exchange Act of 1934

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Subject Company (Issuer))

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Filing Person (Issuer))

Common shares of beneficial interest, par value $0.001

(Title of Class of Securities)

Thomas K. Morgan
The Herzfeld Caribbean Basin Fund, Inc.
119 Washington Avenue, Suite 504
Miami Beach, Florida 33139
Telephone: (305) 777–1660

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

John P. Falco, Esq.
Troutman Pepper Hamilton Sanders LLP
3000 Two Logan Square | 18th & Arch Streets
Philadelphia, PA 19103
Telephone: (215) 981-4659

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐Third-party tender offer subject to Rule 14d-1.

☒Issuer tender offer subject to Rule 13e-4.

☐Going-private transaction subject to Rule 13e-3.

☐Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

EXPLANATORY NOTE

This Tender Offer Statement on Schedule TO (as amended from time to time, this “Schedule TO”) relates to the offer by The Herzfeld Caribbean Basin Fund, Inc., a Maryland corporation (the “Fund”), to exchange up to 5% of the currently outstanding common shares of beneficial interest, par value $0.001 per share (the “Common Shares”) of the Fund at 97.5% of Net Asset Value (“NAV”) per Common Share for cash, upon the terms and subject to the conditions contained in the Offer to Purchase dated October 12, 2022 and the related Letter of Transmittal.

Copies of the Offer to Purchase, dated October 12, 2022, and the Letter of Transmittal, among other documents, have been filed by the Fund., as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

Item 1. Summary Term Sheet.

Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

Item 2. Subject Company Information.

(a)The name of the issuer is The Herzfeld Caribbean Basin Fund, Inc., a non-diversified, closed-end management investment company organized as a Maryland corporation (the “Fund”). The principal executive offices of the Fund are located at 119 Washington Avenue, Suite 504 Miami Beach, Florida 33139. The telephone number is (305) 777-1660.

(b)The title of the subject class of equity securities described in the offer is Common Stock, par value $0.001 (the “Shares”). As of October 4, 2022, there were 6,767,638 Shares that are issued and outstanding. The Fund’s Articles of Incorporation authorize the Fund to issue 100,000,000 Shares.

(c)The principal market in which the Shares are traded is the NASDAQ Capital Market. For information on the high, low and closing (as of the close of ordinary trading on the NASDAQ Capital Market on the last day of each of the Fund’s fiscal quarters) net asset values and market prices of the Shares in such principal market for each quarter during the Fund’s past two years, see Section 8, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)The name of the filing person is The Herzfeld Caribbean Basin Fund, Inc. (previously defined as the “Fund”), a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and organized as a Maryland corporation. The principal executive offices of the Fund are located at 119 Washington Avenue, Suite 504 Miami Beach, Florida 33139. The telephone number is (305) 777-1660.

The following persons are the directors and executive officers of the Fund:

Name	Position
Thomas J. Herzfeld	Chairman of Board of Directors
Cecilia L. Gondor	Director
Kay W. Tatum, Ph.D., CPA	Director
John A. Gelety	Director
Ann S. Lieff	Director
Erik M. Herzfeld	President
Thomas K. Morgan	Chief Compliance Officer
Zachary P. Richmond	Treasurer
Alice H. Tham	Secretary

Correspondence to the Directors and executive officers of the Fund should be mailed to c/o The Herzfeld Caribbean Basin Fund, Inc., 119 Washington Avenue, Suite 504 Miami Beach, Florida 33139, Attn: Secretary.

Item 4. Terms of the Transaction.

(a)The Fund’s Board of Directors has determined to commence an offer to purchase up to 5%, or 338,382 Shares, of the Fund’s issued and outstanding Common Stock. The offer is for cash at a price equal to 97.5% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the NASDAQ Capital Market on November 8, 2022, or the day which the offer is extended, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled termination date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Price; Number of Shares” and Section 15, “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares” in the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer,” and Section 14, “Certain Federal Income Tax Consequences,” in the Offer to Purchase.

(b)Directors and officers of the Fund may tender Shares pursuant to the Offer to Purchase on the same terms and conditions as all other Shareholders. For more information, see Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)Reference is hereby made to Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and Section 16, “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)-(c) Reference is hereby made to Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer,” and Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

Item 7. Source and Amount of Funds or Other Consideration.

(a)Reference is hereby made to Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

(b)-(d) Not applicable.

The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Directors, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

Item 8. Interest in Securities of the Subject Company.

(a)-(b) Reference is hereby made to Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1)	Reference is hereby made to Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)-(5)	Not applicable.

(b)	Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(i)Offer to Purchase.*

(a)(1)(ii)Letter of Transmittal.*

(a)(1)(iii)Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)Letter to Clients and Client Instruction Form.*

(a)(1)(v)Notice of Guaranteed Delivery.*

(a)(1)(vi)Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(2)Not applicable.

(a)(3)Not applicable.

(a)(4)Not applicable.

(a)(5)(i)Press Release dated October 3, 2022.1

(a)(5)(ii)Press Release dated October 12, 2022.*

(b)Not applicable

(d)(1)Investment Advisory Agreement dated September 10, 1993.2

(g)Not applicable.

(h)Not applicable.

107 Filing Fee Table*

*Filed herewith.

1Previously filed on Schedule TO via EDGAR on October 3, 2022.

2Incorporated by reference to the Fund’s Registration Statement on Form N-2 filed with the SEC on July 25, 2007 (Securities Act File No. 333-144838 and Investment Company Act File No. 811-06445).

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Herzfeld Caribbean Basin Fund, Inc.
By:	/s/ Erik M. Herzfeld
Name:	Erik M. Herzfeld
Title:	President

Dated as of: October 12, 2022